Exhibit 99.1

Television Food Network, G.P.
Consolidated Financial Statements as of December 31, 2018 and 2017 and for the Years Ended December 31, 2018, 2017 and 2016 and Report of Independent Auditors

Television Food Network, G.P.
Table of Contents

Page
REPORT OF INDEPENDENT AUDITORS	1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	3
Consolidated Statements of Income and Comprehensive Income	4
Consolidated Statements of Cash Flows	5
Consolidated Statements of Partners’ Equity	6
Notes to Consolidated Financial Statements	7-19

Report of Independent Auditors
To the Management Committee of Television Food Network, G.P.
We have audited the accompanying consolidated financial statements of Television Food Network, G.P. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of income and comprehensive income, of partners’ equity and of cash flows for the year then ended.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Television Food Network, G.P. and its subsidiaries as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matters
As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers in 2018. Our opinion is not modified with respect to this matter.
As discussed in Note 8 to the consolidated financial statements, the Company has entered into significant transactions with Scripps Network Interactive, Inc., a related party, and beneficial owner of approximately 80% of the partnership votes. Our opinion is not modified with respect to this matter.
/s/ PricewaterhouseCoopers LLP
McLean, Virginia
March 1, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Management of
Television Food Network, G.P.
Knoxville, Tennessee

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Television Food Network, G.P. (the “Company”) as of December 31, 2017, the related consolidated statements of income and comprehensive income, partners’ equity, and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 8 to the consolidated financial statements, the accompanying financial statements include portions of certain revenue and expense transactions with affiliated companies, including allocations made from corporate functions, and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 1, 2018

We began serving as the Company’s auditor in 1997. In 2018 we became the predecessor auditor.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	As of December 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowances: 2018 - $1,666; 2017 - $4,077	302,372	294,123
Receivable due from related party	489,149	367,903
Programs and program licenses	4,372	176,534
Other current assets	5,097	2,203
Total current assets	800,990	840,763
Investments	7,647	12,387
Goodwill	10,235	10,235
Intangible assets, net	916	984
Programs and program licenses (less current portion)	328,880	126,660
Deferred income taxes	—	1
Other non-current assets	10	10
TOTAL ASSETS	$1,148,678	$991,040
LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payables	$6,349	$2,784
Content payable	58,182	29,717
Unearned revenue	24,947	35,475
Other accrued liabilities	19,090	24,217
Total current liabilities	108,568	92,193
Deferred income taxes	109	—
TOTAL LIABILITIES	108,677	92,193
COMMITMENTS AND CONTINGENCIES (Note 7)
PARTNERS’ EQUITY:
Partners’ capital	1,043,308	901,578
Foreign currency translation adjustment	(3,307)	(2,731)
Total partners’ equity	1,040,001	898,847
TOTAL LIABILITIES AND PARTNERS’ EQUITY	$1,148,678	$991,040
The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands)

	For the years ended December 31,
	2018	2017	2016
Operating revenues	$1,263,279	$1,208,357	$1,160,716
COSTS AND EXPENSES:
Costs of services	318,411	336,651	350,654
Selling, general and administrative	290,505	278,230	274,864
Amortization of intangible assets	67	67	67
Total costs and expenses	608,983	614,948	625,585
OPERATING INCOME	654,296	593,409	535,131
OTHER CREDITS (CHARGES):
Equity in earnings of affiliates	12,651	15,634	15,301
Miscellaneous, net	4,774	913	3,170
Net other credits (charges)	17,425	16,547	18,471
Income before unincorporated business taxes	671,721	609,956	553,602
Unincorporated business taxes	983	1,629	1,456
NET INCOME	670,738	608,327	552,146
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(576)	161	598
COMPREHENSIVE INCOME	$670,162	$608,488	$552,744
The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$670,738	$608,327	$552,146
Adjustments to reconcile net income to net cash flows from operating activities:
Program amortization	292,839	306,806	323,461
Equity in earnings of affiliates	(12,651)	(15,634)	(15,301)
Amortization of network distribution costs	725	708	1,828
Amortization of intangible assets	67	67	67
Dividends received from joint ventures, net of withholding tax paid	16,638	17,500	18,972
Changes in assets and liabilities:
Accounts receivable, net of allowances	(8,974)	(14,488)	(520)
Accounts payable	3,565	127	2,009
Program payments, net	(297,359)	(289,989)	(317,821)
Other, net	(15,334)	(7,254)	9,721
Cash provided by operating activities	650,254	606,170	574,562
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in receivable due from related party	(121,246)	(11,593)	(70,820)
Other, net	—	—	122
Cash used in by investing activities	(121,246)	(11,593)	(70,698)
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners	(529,008)	(594,577)	(503,864)
Cash used in financing activities	(529,008)	(594,577)	(503,864)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS:
Beginning of period	—	—	—
End of period	$—	$—	$—
The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(in thousands)

	Managing Partner	Class A Partners	Class B Partners	Foreign Currency Translation Adjustment	Total Partners’ Equity
Partners’ equity at December 31, 2015	$112,536	$389,447	$337,563	$(3,490)	$836,056
Net income	55,215	331,288	165,643	—	552,146
Foreign currency translation adjustment	—	—	—	598	598
Distributions to partners	(50,386)	(302,319)	(151,159)	—	(503,864)
Partners’ equity at December 31, 2016	117,365	418,416	352,047	(2,892)	884,936
Net income	60,833	364,996	182,498	—	608,327
Foreign currency translation adjustment	—	—	—	161	161
Distributions to partners	(59,458)	(356,746)	(178,373)	—	(594,577)
Partners’ equity at December 31, 2017	118,740	426,666	356,172	(2,731)	898,847
Net income	67,074	402,443	201,221	—	670,738
Foreign currency translation adjustment	—	—	—	(576)	(576)
Distributions to partners	(52,901)	(317,405)	(158,702)	—	(529,008)
Partners’ equity at December 31, 2018	$132,913	$511,704	$398,691	$(3,307)	$1,040,001
The accompanying notes are an integral part of these Consolidated Financial Statements.

TELEVISION FOOD NETWORK, G.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017 AND FOR THE YEARS ENDED
DECEMBER 31, 2018, 2017 AND 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
As used in the Notes to Consolidated Financial Statements, the terms “we,” “our,” “us” or “Food Network” may, depending on the context, refer to the Television Food Network, G.P., or to its consolidated subsidiary company.

Management and Ownership Structure - On March 6, 2018, Discovery acquired Scripps Networks pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among Discovery, Scripps Networks and Skylight Merger Sub, Inc. dated July 30, 2017 (the "acquisition of Scripps Networks"). We did not apply push down accounting as a result of the acquisition of Scripps Networks.

Food Network is operated and organized under the terms of a general partnership (the “Partnership”). During 2016, the Partnership agreement was extended and specifies a dissolution date of December 31, 2020. If the term of the Partnership is not extended prior to that date, the agreement would permit Scripps Networks Interactive, Inc. (“SNI” or “Scripps Networks”), as the beneficial holder of approximately 80% of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued it will be required to limit its activities to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests. The managing general partner has a 10% “residual” interest in Food Network, that is, except for cash distributions intended to offset the tax liabilities associated with any allocated taxable income, it is entitled to cash distributions only after all loans from partners have been repaid and Class A partners have recovered their capital contributions.

In addition to the managing general partner, there are five Class A partnership units with a 60% residual interest and two Class B partners with a 30% undilutable residual interest. Each Class A partnership unit entitles the holder to one vote on the five-member management committee of Food Network. The managing general partner and the Class B partners are nonvoting partners except that in certain circumstances the managing general partner is allowed a vote in the case of a management committee deadlock. SNI, through its wholly-owned subsidiaries, owns four class A partnership units thereby controlling Food Network.
Class B partnership interests were allocated based upon the level of partners’ commitments to distribute Food Network programming. Each one-million-subscriber commitment translated into an approximate 1.86% residual interest.
For income tax purposes, Partnership profits are allocated first to offset previously allocated losses and then to the partners in proportion to their relative Partnership interests. Partnership losses are allocated first to offset previously allocated profits; second, to the extent of cumulative capital contributions; and finally, to Class A partners in proportion to their residual interests.
Nature of Operations - We operate two 24-hour television networks, Food Network and Cooking Channel, offering quality television, video, internet and mobile entertainment and information focusing on food and entertaining. Our business is organized as a single reportable business segment. Programming for our networks is distributed by cable and satellite operators, telecommunication suppliers and other digital providers, such as those providing streaming, OTT or on-demand services. We earn revenue primarily from the sale of advertising time on national television networks and interactive platforms and from affiliate fees paid by providers that distribute our content.

Concentration Risks - Approximately 67.9% of our operating revenues are derived from advertising. Operating results can be affected by changes in the demand for such services both nationally and in individual markets.

Agreements in place with the 10 largest cable and satellite operators with our networks expire at various times from 2019 through 2023. These agreements are negotiated in conjunction with the other SNI networks. Although the Company seeks to renew its agreements with its distributors prior to expiration of a contract, a delay in securing a renewal that results in a service disruption, a failure to secure a renewal or a renewal on less favorable terms may have a material adverse effect on the Company’s financial condition and results of operations. Not only could the Company experience a reduction in distribution revenue, but it could also experience a reduction in advertising revenue, as viewership is impacted by affiliate subscriber levels.

Principles of Consolidation - The consolidated financial statements include the accounts of Food Network and its wholly-owned subsidiary limited liability company after elimination of intercompany accounts and transactions. Investments in twenty to fifty percent owned companies and partnerships or companies and partnerships in which we exercise significant influence over the operating and financial policies are accounted for using the equity method. The results of companies acquired or disposed of are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates, judgments and assumptions that affect reported amounts reported in the consolidated financial statements and accompanying footnotes, including the selection of appropriate accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, judgment is applied based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions. Actual results could differ from estimates.

Estimates, judgments, and assumptions inherent in the preparation of our consolidated financial statements include accounting for asset impairments, equity method investments, revenue recognition, program assets, depreciation and amortization, income taxes, fair value measurements and contingencies.

While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time consolidated financial statements were prepared.

Foreign Currency Translation - Food Network Canada (“Food Canada”), in which we hold a 29% interest, uses their local currency as the functional currency. The impact of changes in exchange rates is reflected in other comprehensive income (loss) in Partners’ equity and within miscellaneous, net in the statements of consolidated statements of income and comprehensive income as appropriate.

Reclassifications - Certain amounts within our consolidated balance sheets for 2018 and 2017 have been reclassified to conform with current year presentation. During 2018 an amount totaling $29,717 thousand, previously reported within accounts and program rights payables, for 2017, has been reclassified to content payable. This reclassification did not have an impact on the reported liabilities in our consolidated balance sheet for 2017.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“Topic 606”), which updates numerous requirements in U.S. GAAP, eliminates industry-specific guidance, and provides companies with a single model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance also addresses the accounting for costs incurred as part of obtaining or fulfilling a contract with a customer by adding ASC Subtopic 340-40, Other Assets and Deferred Costs: Contracts with Customers, and requiring that costs of obtaining a contract be recognized as an asset and amortized as goods and services are transferred to the customer, as long as the costs are expected to be recovered.

On January 1, 2018, the Company adopted Topic 606 using the modified retrospective method applied to contracts not completed as of January 1, 2018. There was no transition adjustment necessary upon adoption of the new guidance. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting under Topic 605. (See Note 4.) Under ASC 605, revenue is recognized when persuasive evidence of a sales arrangement exists, services are rendered, or delivery occurs, the sales price is fixed or determinable and collectability is reasonably assured.
The Company generates revenues principally from: (i) advertising revenue for advertising sold on its television networks and websites, and (ii) distribution revenues for fees charged to distributors of its network content, which include cable, direct-to-home (“DTH”) satellite, telecommunications and digital service providers and bundled long-term content arrangements.
Revenue is recognized upon transfer of control of promised services or goods to customers in an amount that reflects the consideration that the Company expects to receive in exchange for those services or goods.

Advertising - Advertising revenues are principally generated from the sale of bundled commercial time on linear and digital platforms. A substantial portion of the advertising contracts in the U.S. and certain international markets guarantee the advertiser a minimum audience level that either the program in which their advertisements are aired or the advertisement will reach. The Company provides a service to deliver an advertising campaign which is satisfied by the provision of a minimum number of advertising spots in exchange for a fixed fee over a contract period of one year or less. The Company delivers spots in accordance with these contracts during a variety of day parts and programs. In the agreements governing these advertising campaigns, the Company has also promised to deliver to its customers a guaranteed minimum number of viewers (“impressions”) on a specific television network within a particular demographic. These advertising campaigns are considered to represent a single, distinct performance obligation. Revenues are recognized based on the audience level delivered multiplied by the average price per impression. The Company provides the advertiser with advertising until the guaranteed audience level is delivered, and invoiced advertising revenue receivables may exceed the value of the audience delivery. As such, revenues are deferred until the guaranteed audience level is delivered or the rights associated with the guarantee lapse, which is less than one year. Audience guarantees are initially developed internally, based on planned programming, historical audience levels, the success of pilot programs, and market trends. Actual audience and delivery information is published by independent ratings services. In certain instances, the independent ratings information is not received until after the close of the reporting period. In these cases, reported advertising revenue and related deferred revenue are based upon the Company’s estimates of the audience level delivered. Historical adjustments to previously reported estimates have not been material.
For contracts without an audience guarantee, advertising revenues are recognized as each spot airs. The airing of individual spots without a guaranteed audience level are each distinct, individual performance obligations. The Company allocates the consideration to each spot based on its relative standalone selling price. Advertising revenues from digital platforms are recognized as impressions are delivered or the services are performed.
Distribution - Cable operators, DTH satellite operators and telecommunications service providers typically pay royalties via a per-subscriber fee for the right to distribute the Company’s programming under the terms of distribution contracts. The majority of the Company’s distribution fees are collected monthly throughout the year and distribution revenue is recognized over the term of the contracts based on contracted programming rates and reported subscriber levels. The amount of distribution fees due to the Company is reported by distributors based on actual subscriber levels. Such information is generally not received until after the close of the reporting period. In these cases, the Company estimates the number of subscribers receiving the Company’s programming to estimate royalty revenue. Historical adjustments to recorded estimates have not been material. Distribution revenue from fixed-fee contracts is recognized over the contract term based on the continuous delivery of the content to the affiliate. Any monetary incentives provided to distributors are recognized as a reduction of revenue over the service term.
Although the delivery of linear feeds and digital direct-to-consumer products, such as video-on-demand (“VOD”) and digital distribution arrangements, are considered distinct performance obligations, on demand offerings generally match the programs that are airing on the linear network. Therefore, the Company recognizes revenue for licensing arrangements as the license fee is earned and based on continuous delivery for fixed fee contracts.
Revenues associated with digital distribution arrangements are recognized when the Company transfers control of the content and the rights to distribute the content to the customer.
Cost of Services - Cost of services reflects the cost of providing our broadcast signal, programming and other content to various distribution platforms. The expenses captured within cost of services in our consolidated statements of income and comprehensive income include programming, primarily amortization, satellite transmission fees, production and operations and other direct costs.

Accounts Receivable - Accounts receivable includes amounts billed and currently due from customers and are presented net of an estimate for uncollectible accounts when the company has an unconditional right to payment. The Company periodically evaluates outstanding receivable balances to assess collectability. Allowances for uncollectible accounts are generally based on market trends, economic conditions, aging of receivables, historical experience and customer specific risks of default.

We extend credit to customers based upon our assessment of their individual financial condition. Collateral is generally not required from customers.

Allowance for doubtful accounts receivable is as follows:

(in thousands)	Balance Beginning of Period	Additions for Bad Debt Expense	Deductions for Amounts Charged Off	Balance End of Period
Allowances for Doubtful Accounts Receivable
Year Ended December 31:
2018	$4,077	$5,028	$7,439	$1,666
2017	7,219	2,896	6,038	4,077
2016	4,761	8,452	5,994	7,219
Investments - We have investments that are accounted for using the equity method of accounting. We use the equity method to account for our investments in equity securities if our investment gives us the ability to exercise significant influence over operating and financial policies of the investee. Under the equity method of accounting, investments are initially recorded at cost and subsequently increased or decreased to reflect our proportionate share of net earnings or losses of the equity method investees. Cash payments to equity method investees, such as additional investments, loans, advances and expenses incurred on behalf of investees, as well as dividends from equity method investees, are recorded as adjustments to the investment balances. The entire equity method investment is tested for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

We regularly review our investments to determine if there has been any other-than-temporary decline in values. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate, among other factors, the extent to which the investment’s carrying value exceeds fair value, the duration of the decline in fair value below carrying value and the current cash position, earnings and cash forecasts and near term prospects of the investee. The carrying value of an investment is adjusted when a decline in fair value below cost is determined to be other-than-temporary.

Goodwill - Goodwill represents the cost of acquiring partnership interests from Class B partners in excess of the net book value of the Class B partnership interests.

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least annually, as of October 1, for the Company, or when events occur or circumstances change that would indicate the fair value of a reporting unit may be below its carrying value. The annual goodwill impairment test allows for the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is greater than its carrying amount. If it is determined, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than its carrying value, the quantitative impairment test is required. The quantitative impairment test compares the fair value of the reporting unit, utilizing a combination of a discounted cash flow analysis and market comparables approach, to its carrying amount, including goodwill.

In January 2017, the FASB issued ASU 2017-04, which simplifies the subsequent measurement of goodwill. The new guidance eliminates Step 2 from the goodwill impairment test and eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment. Therefore, an entity will recognize impairment charges for the amount by which the carrying amount exceeds the reporting unit’s fair value, and the same impairment assessment applies to all reporting units. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The amendments in this update must be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. The Company is currently evaluating the impact that the pronouncement will have on the consolidated financial statements.

Programs and Program Licenses - Content is classified either as produced, coproduced or licensed. The Company owns most or all of the rights to produced content. The Company collaborates with third parties to finance and develop coproduced content, and it retains significant rights to exploit the programs. Licensed content is comprised of films or series that have been previously produced by third parties and the Company retains limited airing rights over a contractual term.

Costs of produced and coproduced content consist of development costs, acquired production costs, direct production costs, certain production overhead costs and participation costs. Costs incurred for produced and coproduced content are capitalized if the Company has previously generated revenues from similar content in established markets and the content will be used and revenues will be generated for a period of at least one year. The Company’s coproduction arrangements generally provide for the sharing of production costs. The Company records its costs but does not record the costs borne by the other party as the Company does not share any associated economics of exploitation. Program licenses typically have fixed terms and require payments during the term of the license. The cost of licensed content is capitalized when the license period for the programs has commenced and the programs are available for air or the Company has paid for the programs. The Company pays in advance of delivery for television series, specials, and films. Payments made in advance of when the right to air the content is received are recognized as in-production produced, coproduced content or prepaid licensed content. Content distribution, advertising, marketing, general and administrative costs are expensed as incurred.

Content amortization expense for each period is recognized based on the revenue forecast model, which approximates the proportion that estimated distribution and advertising revenues for the current period represent in relation to the estimated remaining total lifetime revenues. Significant judgment is required to determine the useful lives of the Company’s content rights and the ultimate revenues to be derived from the exploitation of the individual content rights, which involves the use of significant estimates and assumptions with respect to the timing and frequency of forecasted future airings, the associated revenues to be derived from these airings, and revenues generated from service offerings other than the traditional linear distribution. Each reporting period, the Company prepares analyses to support its content amortization expense by network. Critical assumptions used in determining content amortization include: (i) the grouping of content by network and or genre, (ii) the application of a quantitative revenue forecast model based on the adequacy of a network’s historical data, (iii) determining the appropriate historical periods to utilize and the relative weighting of those historical periods in the revenue forecast model, (iv) assessing the accuracy of the Company’s revenue forecasts and (v) incorporating secondary streams. The Company then considers the appropriate application of the quantitative assessment given forecasted content use, expected content investment and market trends. Content use and future revenues may differ from estimates based on changes in expectations related to market acceptance, network affiliate fee rates, advertising demand, the number of cable and satellite television subscribers receiving the Company’s networks, and program usage. Accordingly, the

Company continually reviews revenue estimates and planned usage and revises its assumptions if necessary. As part of the Company’s annual assessment in determining the film forecast model, the Company compares the calculated amortization rates to those that have been utilized during the year. If the calculated rates do not deviate materially from the applied amortization rates, no adjustment is recorded for the current year amortization expense.

The result of the revenue forecast model is either an accelerated method or a straight-line amortization method over the estimated useful lives of primarily three to four years for produced, coproduced and licensed content. Amortization of capitalized costs for produced and coproduced content begins when a program has been aired. Amortization of capitalized costs for licensed content commences when the license period begins, and the program is available for use.

Capitalized content costs are stated at the lower of cost less accumulated amortization or net realizable value. The Company periodically evaluates the net realizable value of content by considering expected future revenue generation. Estimates of future revenues consider historical airing patterns and future plans for airing content, including any changes in strategy. Given the significant estimates and judgments involved, actual demand or market conditions may be less favorable than those projected, requiring a write-down to net realizable value for licensed content and fair value for produced content. Development costs for programs that the Company has determined will not be produced, are fully expensed in the period the determination is made.

All produced and coproduced content is classified as long-term. The portion of the unamortized licensed content balance that will be amortized within one year is classified as a current asset.

Impairment of Long-Lived Assets - Long-lived assets, primarily property and equipment and finite-lived intangible assets, are reviewed for impairment whenever events or circumstances indicate the fair value of the assets may be below the carrying amount.
Recoverability for long-lived assets is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flows are less than the carrying amount of the assets, then the carrying value of the assets are written down to estimated fair values, which are primarily based on forecasted discounted cash flows. Fair value of long-lived assets is determined based on a combination of a discounted cash flows and market approach.

Marketing and Advertising Costs - Marketing and advertising costs, which totaled $71,810 thousand in 2018, $56,030 thousand in 2017 and $61,567 thousand in 2016 and are reported within selling, general and administrative in the consolidated statements of income and comprehensive income, include costs incurred to promote our businesses and to attract traffic to our digital platforms. Advertising production costs are deferred and expensed the first time the advertisement is shown. Marketing and other advertising costs are expensed as incurred.
Income Taxes - Food Network is organized as a general partnership. Accordingly, the Company is not subject to federal and state income taxes as the respective partners are responsible for income taxes applicable to their share of the taxable income of Food Network. However, the Company is subject to a 4.0% New York City unincorporated business tax (“UBT”).

We account for UBT using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis by applying statutory tax rates. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not, that some or all of the deferred tax asset will not be realized.

Financial Instruments and Risk Management Contracts - Financial instruments consist of cash, accounts receivable, accounts payable, must-carry rights payable and program rights liabilities. The carrying amounts of these financial instruments approximate their fair value. We held no derivative financial instruments in 2018, 2017, and 2016.

Recently Issued Accounting Standards Update - In February 2016, the FASB issued ASU 2016-02, which will require lessees to recognize almost all of their leases on the balance sheet by recording a right-of-use asset and liability. The guidance also requires improved disclosures to help users of the financial statements better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for reporting periods beginning after December 15, 2018, and the new accounting guidance may be applied at the beginning of the earliest comparative period presented in the year of adoption or at the effective date without applying the provisions of the new guidance to comparative periods presented. During the year ended December 31, 2018, the Company determined a number of adoption elections. The Company will elect to apply the guidance at the effective date without recasting the comparative periods presented. Additionally, the Company will elect to apply practical expedients that will allow it to not reassess 1) whether any expired or existing contracts previously assessed as not containing leases are, or contain, leases; 2) the lease classification for any expired or existing leases; and 3) initial direct costs for any existing leases. The Company will also elect to not separate lease components from non-lease components across all lease categories. Instead, each separate lease component and non-lease component will be accounted for as a single lease component. The Company will not elect to apply the practical expedient to use hindsight in determining the lease term and in assessing the right-of-use assets for impairment. Additionally, the Company will not elect to apply the short-term lease scope exemption. The Company continues to evaluate the impact that the pronouncement will have on the Company’s consolidated financial statements. The Company’s existing operating lease obligations are included in Note 7. The pattern of expense recognition within the consolidated statements of operations is not expected to change significantly.

Going Concern - The Partnership is set to expire on December 31, 2020. If the term of the Partnership is not extended prior to that date, the Partnership agreement permits SNI, as holder of 80.0 percent of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued, activities will be limited to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests.
Subsequent Events - No material subsequent events have occurred since December 31, 2018 that should be recorded or disclosed in the consolidated financial statements.
2. EQUITY METHOD INVESTMENTS

(in thousands)
Balance as of December 31, 2016	$13,437
Equity in earnings of affiliates	15,634
Dividends received from joint ventures, net of withholding tax paid	(17,500)
Foreign currency translation adjustment	816
Balance as of December 31, 2017	12,387
Equity in earnings of affiliates	12,651
Dividends received from joint ventures, net of withholding tax paid	(16,815)
Foreign currency translation adjustment	(576)
Balance as of December 31, 2018	$7,647

3. PROGRAMS AND PROGRAM LICENSES
Programs and program licenses consisted of the following:

(in thousands)	As of December 31,
	2018	2017
Produced content rights
Completed	$1,418,138	$1,240,991
In-production	61,505	47,457
Licensed content rights
Acquired	19,168	20,323
Prepaid	928	124
Total content rights, at cost	1,499,739	1,308,895
Accumulated amortization	(1,166,487)	(1,005,701)
Total content rights, net	333,252	303,194
Less: Current portion	4,372	176,534
Noncurrent portion	$328,880	$126,660
In addition to the programs produced or licensed by us included in the table above, we have commitments to produce or license certain programming. If the programs are not produced by us or the licensor, our commitment would generally expire without obligation.
Programs and program license expense, which consist of program amortization and program impairments, is included within costs of services in our consolidated statements of income and comprehensive income. Program impairments totaled $26,770 thousand in 2018, $31,470 thousand in 2017 and $58,041 thousand in 2016.
As of December 31, 2018, the Company will amortize $161,405 thousand and $259,997 thousand of the above unamortized content rights, excluding content in-production and prepaid licenses, during the next twelve months and three years, respectively.
4. REVENUES
Disaggregated Revenue
The following table presents the Company’s revenues disaggregated by revenue source (in thousands). Management uses these categories of revenue to evaluate the performance of its businesses and to assess its financial results and forecasts.

(in thousands)	Year ended December 31, 2018
Operating Revenues
Revenues:
Advertising	$857,676
Distribution	375,950
Other	29,653
Totals	$1,263,279
Transaction Price Allocated to Remaining Performance Obligations
Most of the Company’s distribution contracts are licenses of functional intellectual property where revenue is derived from royalty-based arrangements, for which the guidance allows the application of a practical expedient to record revenues as a function of royalties earned to date instead of estimating incremental royalty contract revenue.

Accordingly, in these instances, revenue is recognized based upon the royalties earned to date. However, there are certain other distribution arrangements that are fixed price or contain minimum guarantees that extend beyond one year.
The Company recognizes revenue for fixed fee distribution contracts on a monthly basis based on minimum monthly fees or by calculating one twelfth of annual license fees specified in its distribution contracts. The transaction price allocated to remaining performance obligations within these fixed price or minimum guarantee distribution revenue contracts was $13,519 thousand as of December 31, 2018, and is expected to be recognized over the next three years.
The Company’s content licensing contracts are licenses of functional intellectual property. Certain of these arrangements extend beyond one year. The transaction price allocated to remaining performance obligations on these long-term contracts was $720 thousand as of December 31, 2018, and is expected to be recognized over the next three years.
The Company’s brand licensing contracts are licenses of symbolic intellectual property. Certain of these arrangements extend beyond one year. The transaction price allocated to remaining performance obligations on these long-term contracts was $22,459 thousand as of December 31, 2018, and is expected to be recognized over the next four years.
Due to the use of the practical expedients noted below, the above disclosure does not include information related to advertising since the duration of these arrangements is less than one year.
Contract Balances
A receivable is recorded when there is an unconditional right to consideration based on a contract with a customer. A contract liability, i.e. deferred revenue, is recorded when cash is received in advance of the Company’s performance and is recognized into revenue when the Company performs. The entire $35,475 thousand deferred revenue balance as of January 1, 2018 was recognized as revenue during 2018. The following table presents the Company’s opening and closing balances of receivables and deferred revenues.

(in thousands)	January 1, 2018	December 31, 2018
Accounts Receivables	$294,123	$302,372
Deferred Revenues:
Current	$35,475	$24,947
Practical Expedients and Exemptions
The financing component of content licensing arrangements is not capitalized, because the period between delivery of the license and customer payment is one year or less or is not material.
The value of unsatisfied performance obligations is not disclosed for: (i) contracts involving variable consideration for which revenues are recognized in accordance with the usage-based royalty exception, and (ii) contracts with an original expected length of one year or less, such as advertising contracts.

5. OTHER ACCRUED LIABILITIES
Other accrued liabilities consisted of the following (in thousands):

(in thousands)	As of December 31,
	2018	2017

Accrued employee costs	$5,227	$6,706
Rent and Lease Accruals	9,119	11,862
Other	4,744	5,649
Other Accrued Liabilities	$19,090	$24,217
6. UNINCORPORATED BUSINESS TAXES
Food Network is organized as a general partnership for U.S. tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the respective partners are responsible for income taxes applicable to their share of the taxable income of Food Network.  However, the Company is subject to a 4.0% New York City unincorporated business tax (“UBT”) which is reflected in the financial statements.
We account for UBT using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis by applying enacted statutory tax rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not, that some or all of the deferred tax asset will not be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment rate.
We have evaluated our tax positions, including our status as a pass-through entity for federal and state tax purposes, and have determined that we have taken no uncertain tax positions that require adjustment to the financial statements.
We have provided for UBT taxes in accordance with the applicable New York City regulations. Our UBT expenses consisted of the following:

(in thousands)	For the years ended December 31,
	2018	2017	2016
Current tax expense	$875	$1,768	$1,531
Deferred tax (benefit) expense	108	(139)	(75)
Total UBT expense	$983	$1,629	$1,456

In 2016, the New York City Department of Finance initiated an audit of our Unincorporated Business Tax returns for the years 2012 through 2013. The audit is ongoing as of December 31, 2018.

The approximate effect of the temporary differences giving rise to deferred tax liabilities (assets) were as follows:

(in thousands)	As of December 31,
	2018	2017
Deferred tax assets:
Unearned revenue	$—	$(2)
Other temporary differences	(34)	(69)
	(34)	(71)
Deferred tax liabilities:
Programs and program licenses	112	49
Other temporary differences	31	21
	143	70
Net deferred tax (asset) liability	$109	$(1)
As of December 31, 2018 and 2017, we do not believe we have any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements.

7. COMMITMENTS AND CONTINGENCIES
We are involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

In the ordinary course of business, Food Network enters into long-term contracts to lease office space and equipment, to secure on-air talent, to obtain satellite transmission of network programming, and to purchase other goods and services. Minimum payments for such non-cancellable services as of December 31, 2018, are expected to be as follows:

(in thousands)	Satellite Transmission	Other Purchase and Service Commitments	Rent Commitments	Programming
2019	$200	$13,378	$10,975	$154,561
2020	200	96	11,194	8,287
2021	200	—	9,976	—
Total	$600	$13,474	$32,145	$162,848
Rental expense for cancelable and non-cancelable leases was $7,585 thousand in 2018, $7,376 thousand in 2017 and $7,538 thousand in 2016.

We also share leased facilities and other services with other SNI cable and satellite television programming services. Our share of the costs for such services is included in the allocated charge from SNI (See Note 8).

8. RELATED PARTY TRANSACTIONS
SNI manages our daily flow of cash through a centralized cash function. We also participate in SNI’s controlled disbursement system. The bank sends SNI daily notifications of checks presented for payment, and SNI transfers funds from other sources to cover the checks. Our cash balance held by SNI is reduced as checks are issued. We receive interest income on positive cash balances, and are charged interest expense on negative cash balances. In determining whether we are to receive interest or to be charged interest, the balance is reduced by our share of the net book value of shared property and equipment.

Positive cash account balances due from SNI are reported as receivable due from related party in our consolidated balance sheets. The receivable due from SNI was $489,149 thousand at December 31, 2018 and $367,903 thousand at December 31, 2017, which earns interest at money market rates.

Food Network is also subject to the terms and conditions of variable rate credit agreements with each partner. Our variable rate credit agreement with SNI permits aggregate borrowings up to $150,000 thousand and our variable rate credit agreement with Tribune Media Company permits aggregate borrowings up to $12,500 thousand. Interest on each agreement is charged at the prime rate plus two percent. There were no outstanding borrowings under these agreements at December 31, 2018 and 2017.

Net interest income from receivables due from related parties was $3,641 thousand in 2018, $779 thousand in 2017 and $1,611 thousand in 2016. These amounts are included within, Miscellaneous, net on our consolidated statements of income and comprehensive income.
We are party to an agreement with Corus Entertainment Inc. that provides us a 29% ownership interest in Food Canada.  Pursuant to the terms of the agreement, we grant Food Canada an exclusive right to use the Food Network trademark and provide Food Canada with Food Network programming.  Revenue recognized from the licensing of the Food Network trademark was $1,018 thousand in 2018, $1,062 thousand in 2017 and $1,049 thousand in 2016.  Revenues from program sales to Food Canada were $5,693 thousand in 2018, $5,500 thousand in 2017 and $4,782 thousand in 2016.
We may provide Food Network programming to other Scripps Networks cable networks or companies controlled by SNI. Revenue recognized from the programming provided to other Scripps Networks cable networks or SNI controlled entities totaled $9,898 thousand in 2018, $11,619 thousand in 2017 and $10,413 thousand in 2016.
We also may generate revenue from the sale of broadcast and internet advertising to companies controlled by SNI. Advertising revenues generated from SNI’s controlled entities totaled $11,697 thousand in 2018, $9,112 thousand in 2017 and $9,026 thousand in 2016.
We may purchase advertising units from the other cable networks controlled by Scripps Networks and use the additional spots to satisfy “make good” audience deficiency accruals we have recorded in our consolidated financial statements. Consideration paid to Scripps Networks affiliated entities for these advertising spots totaled approximately $0 in 2018, $78 thousand in 2017 and $320 thousand in 2016.

Marketing and promotion costs incurred with businesses controlled by Scripps Networks totaled approximately $11,129 thousand in 2018, $10,274 thousand in 2017 and $14,268 thousand in 2016.

Scripps Networks provides services covering affiliates sales, advertising sales, transmission and quality control, information technology functions, and other corporate functions related to executive management, corporate finance and accounting, legal, tax and human resources. Services provided by Scripps Networks for affiliate sales includes marketing, such as advertising campaigns, programming promotion, targeted sales presentations and managing tradeshow strategies and talent appearances; negotiating agreements with existing and new affiliates; billing and collection services; and providing channel affiliate reports. For advertising sales, Scripps Networks provides services that include selling television and internet advertising spots, advertising sales planning and marketing, rate card management services, sales positioning data, research support, related billing and collections and any necessary software and data services.

The total amount charged for these services is calculated by applying a Consumer Price Index escalator to the previous year’s allocated amount. These costs totaling $149,486 thousand in 2018, $148,006 thousand in 2017 and $146,831 thousand in 2016 are recorded within the selling, general and administrative caption in our consolidated statements of income and comprehensive income.

Scripps Networks may also negotiate affiliate agreements with cable and satellite television systems and telecommunication service providers on behalf of more than one, or all, of its networks in the aggregate, including our networks. The value of aggregate rights acquired from these providers are allocated to each network benefited based upon their relative fair values.

Scripps Networks may incur costs that are attributable to one or all of their networks. Scripps Networks incurs the license fee costs on the contracts providing music rights for our programming. These costs are allocated to us using a percentage of revenues factor. While Food Network does not issue stock compensation to its employees, certain employees of Food Network participated in the SNI Amended Long-Term Incentive Plan. The cost of awards to Food Network employees are charged directly to Food Network. Substantially all Food Network employees received health, retirement and other benefits during 2018, 2017, and 2016 that were provided under SNI sponsored plans, including a defined benefit pension plan and a defined contribution plan. Health and life insurance costs are allocated based upon employee coverage elections and historical claims experience. Pension costs are allocated based upon past funding and an actuarial study of the covered employee groups. Benefits are based on the employees’ compensation and years of service. The funding of the plan is based on the requirements of the plan and applicable federal laws. Related to the defined contribution plan, a portion of the employees’ voluntary contributions were matched by SNI. The costs of the defined contribution plan are charged to us based upon those employee contributions.

Additional information related to costs charged to us from Scripps Networks is as follows:

(in thousands)	For the years ended December 31,
	2018	2017	2016
Music rights fees	2,619	2,471	2,484
Stock-based compensation costs	614	986	1,341
Health and life insurance	2,139	2,181	1,964
Defined benefit pension costs	87	643	502
Defined contribution costs	2,368	2,434	2,382
Other	5,961	7,548	5,249